SUB-ITEM 77Q1(e)


Subsequent to the period covered by this report, management determined that the Fund's advisory contract had lapsed due to an administrative error. The Fund's adviser intends to take all necessary steps to remedy this error, including seeking Board and shareholder approval to retain the amounts paid to the adviser during the period the contract had lapsed and of a new contract on the same terms as in the lapsed contract. All other items in this report impacted by the advisory fees have been answered based on the presumption that this remedial action has been taken.